

Mail Stop 3561

April 28, 2008

Via U.S. Mail and Facsimile (561) 995-4626

Mr. William J. Reilly
Chief Executive Officer
Sweet Success Enterprises, Inc.
5447 NW 42nd Avenue
Boca Raton, FL 33496

Re: **Sweet Success Enterprises, Inc.**
     Item 4.01 Form 8-K
     Filed April 21, 2008
     File No. 0-51542

Dear Mr. Reilly:

We have reviewed your filing pertaining to Item 4.01 of your current report and have the following comments. Please note that our review was limited to the Item 304 of Regulation S-B disclosures. At a later date, we may issue additional comments pertaining to the other matters described in the current report. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. We note that the former independent accountant was not retained by your new management. Please revise your Form 8-K to identify the former independent accountant and state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the date of such action. The disclosure should

also indicate whether the board of directors recommended or approved the decision to change accountants. Refer to Item 304(a) of Regulation S-B.

2. Please revise your Form 8-K state whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Refer to Item 304(a)(1)(ii) of Regulation S-B for additional guidance.

3. Please revise your Form 8-K to state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreement(s) if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports, provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-B.

4. We obtained correspondence from your former accountant dated April 5, 2008, that describes weaknesses in your internal control over financial reporting. Please tell us how you considered each of the disclosures set forth in Item 304(a)(1)(iv) of Regulation S-B, as it appears that your former accountant has advised you that internal controls necessary to develop reliable financial statements did not exist. Revise your disclosures to the extent necessary to comply with Item 304(a)(1)(iv) of Regulation S-B.

5. We note your disclosure that you retained Walden Certified Public Accountant, P.A. as your new independent accountant. Please revise to indicate the date of such accountant's engagement, and if you have consulted with the new accountant prior to the date of its engagement, provide the disclosures set forth in Item 304(a)(2) of Regulation S-B.

6. We note that the required letter from the former accountant was not included as an exhibit to the filing as required by Item 304(a)(3) of Regulation S-B. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your amended Form 8-K, or the extent to which the accountant does not agree.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Raquel Howard, Staff Accountant at (202) 551-3291 or call me at (202) 551-3688.

Sincerely,

Ryan C. Milne
Accounting Branch Chief
Office of Beverages, Apparel
and Health Care Services